Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

December 6, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 7, 2013
File No. 000-26068

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated November 12, 2013 (the “Comment Letter”), in connection with the Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed November 7, 2013 (the “Form 10-Q”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Comparison of the Results of Operations for the Three and Nine Months ended September 30, 2013 and 2012

Operating Expenses

Other Operating Expense, page 25

1.	We note here and from your third quarter 2013 earnings call that you recorded $3,506,000 in other expenses related to the resolution of a dispute with one of your prior law firms over legal fees. Please tell us how you assessed the likelihood of the outcome of this dispute (e.g., probable, reasonably possible, or remote) and what procedures you undertook to estimate the loss prior to filing your Form 10-Q for the quarterly period ended September 30, 2013. In this regard, please tell us what consideration was given to disclosing the disputed matter in your previous Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, as well as your Form 10-K for the fiscal year ended December 31, 2012. Refer to ASC 450-20-25 and ASC 450-20-50.

Company Response:

We respectfully submit that we considered and assessed the likelihood of the outcome of this dispute (e.g., probable, reasonably possible, or remote) in accordance with the guidance set forth in ASC 450 in connection with the preparation and filing of our Form 10-K for the fiscal year ended December 31, 2012 and our Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013. The dispute related to the amount of contingent legal fees related to a revenue agreement executed in March 2011. We originally calculated and expensed the contingent legal fees, totaling $231,000, in accordance with the underlying retention agreement in March 2011. The law firm disputed the amount and returned the contingent legal fee check to us. We maintained an accrual of $231,000 through the settlement of the arbitration in October 2013. At each balance sheet date, including December 31, 2012, March 31, 2013, and June 30, 2013, and at each respective financial statement filing date, we considered whether it was probable that an asset had been impaired or a liability had been incurred and whether the amount of loss could be reasonably estimated. The procedures we employed at each balance sheet included the following:

•	Obtaining information from external and internal counsel regarding the status of the arbitration proceedings.
•	Discussing our positions and defenses with respect to the matter, and whether there had been any substantive changes or developments in the arbitration proceedings from period to period.
•	Updating our understanding of the other party’s claims and counterclaims.
•	Determining whether in our opinion our defenses were and / or continued to be meritorious and whether the other party’s claims were meritorious or substantive.
•	Consideration of arbitration proceeding activities as of any particular balance sheet and financial statement filing dates and our thoughts regarding potential impact on the arbitrators judgments and assessments.
•	Determining whether any potential loss amount could be estimated, based on relevant facts and circumstances.
•	Updating our original assessment of the risk of a material loss being remote.

For each of the balance sheet dates referenced above, our analysis and consideration of the arbitration pursuant to the guidance set forth in ASC 450 resulted in the following:

•	For the time period from September 20, 2012 (Arbitration filing date) through June 30, 2013, the arbitration proceedings were not far enough along to provide any evidence that our preliminary assessment of the risk of material loss being remote was anything other than reasonable and appropriate given the underlying facts and circumstances. Nor during this time period was there sufficient information to determine a reasonable estimate of, or a reasonable range of potential loss. This was due to the preliminary stage of the proceedings.

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•	We continued to be of the opinion that the other party’s claims were frivolous, baseless, inaccurate and without merit.

•	Our legal defenses to the claims at issue in the arbitration were very strong and meritorious. We planned to and anticipated seeing the arbitration proceedings through to conclusion in our favor, or in any event with no material loss.

•	We intended to vigorously defend the arbitration.

•	During the periods referenced above prior to the third quarter of 2013, we were unwilling to, and had no intention to settle at any material amount due to the frivolous nature of the claims.

•	No arbitration related activities or results as of the filing of our Quarterly Report for the period ended June 30, 2013 led us to believe that a material loss was probable.

•	The other party was making outlandish, baseless monetary claims and the settlement demands they made had no chance of being discussed or remotely considered by us.

•	We maintained an immaterial $231,000 accrual for any exposure.

We filed our Quarterly Report on 10-Q for the quarterly period ended June 30, 2013, on August 7, 2013. As of August 7, 2013, we had no intention of extending an offer to settle the arbitration and were not contemplating negotiating a settlement with the other party, due primarily to the factors discussed in the bullet points above. On August 15, 2013, we attended a mediation for the arbitration case, during which the arbitration case was not settled. On August 20, 2013, subsequent to the mediation, for strategic purposes, we decided to extend an offer to settle the case to (1) provide the arbitrator with an objective indication of the prevailing party under Section 998 in the event of a favorable outcome for us, (2) contemplate and anticipate legal fees and costs associated with the arbitration hearing itself, and (3) reduce the risk and exposure associated with any arbitration proceeding. The $3.5 million offer was based on our estimate of the costs associated with continuing with the arbitration proceedings through to a verdict, including legal fees to our defense attorneys, consultants, expert witnesses, administrative costs and other estimated costs. Even at the time we extended the offer we expected to proceed with the arbitration hearing based on the posture of the parties in the arbitration up through the mediation date. That is, based on the posture of the parties as of August 20, 2013, we continued to assess the likelihood of a material loss to be remote given the facts and circumstances, consistent with our assessment as of August 7, 2013, the filing of our report for the quarterly period ended June 30, 2013. The August 20, 2013 offer expired unaccepted as we had anticipated. As such, we respectfully submit that it became reasonably possible that a loss may be incurred at the time we extended the offer on August 20, 2013, as described above, which was subsequent to the filing of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013. We renewed our offer on October 9, 2013 for the reasons stated above. The other party accepted the offer on October 9, 2013, resulting in the $3.5 million charge recorded and the related disclosures included in our report for the quarterly period ended September 30, 2013.

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Given our assessment that a material loss was remote during fiscal year 2012 and as of the filing of our quarterly reports for the quarterly periods ended March 31, 2013 and June 30, 2013, and our inability to reliably estimate a material loss or range of potential material loss as of the filing of our report for the quarterly period ended June 30, 2013, we continued to provide the following general disclosure regarding commitments and contingencies that we may be exposed to in the ordinary course of business:

COMMITMENTS AND CONTINGENCIES (Page 10, of our Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013, and page F-26 of our Form 10-K for the period ended December 31, 2012)

Patent Enforcement and Other Litigation. Acacia is subject to claims, counterclaims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on Acacia’s consolidated financial position, results of operations or cash flows.

2.	Please tell us specifically what services the prior law firm provided related to these disputed fees and your consideration in determining whether the nature of these services represent a cost of revenue.

Company Response:

We respectfully submit that the law firm was retained under a contingent legal fee arrangement, and as a result, were paid a contingent fee based on net revenues associated with the underlying patent portfolio. Contingent legal fees are expensed in the consolidated statements of operations in the period that the related revenues are recognized and are included as cost of revenues. We calculated and paid the law firm their contractual contingent fees on the applicable net revenues in March 2011. We maintain that the contingent legal fees associated with the revenues recorded in March 2011 were calculated correctly and paid in accordance with the contractual terms of the underlying retention agreement between our subsidiary and the law firm. These contingent legal fees were correctly recorded as costs of revenue in March 2011. In the third quarter of 2013, management viewed the $3.5 million amount paid as an amount paid to settle the arbitration, avoid the cost of going through the arbitration process and reduce the risks and exposure associated with any arbitration proceeding. The $3.5 million was not determined based on net revenues for any specific period or in reference to any underlying retention agreement provision. We respectfully submit that managements’ view was that the amount paid to settle the arbitration was not a direct cost of revenues recorded in the current or any of the prior reporting periods. As such, the amount was included in operating expense as a settlement amount.

Income Taxes, Page 25

3.	We note from page F-22 of your Form 10-K for the fiscal year ended December 31, 2012 that your effective tax rate was 40% for fiscal year 2012, excluding the release of the valuation allowance. We also note from your disclosures in Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 that your effective tax rates were 39% and 40%, respectively. Please tell us what consideration you gave to disclosing the reasons for the increase in your effective tax rate for the quarterly period ended September 30, 2013.
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Company Response:

We respectfully submit that we considered disclosing the following reasons for the increase in our effective tax rate for the quarterly and year-to-date periods ended September 30, 2013:

•	Decrease in annual forecasted earnings based on actual earnings to date
•	Slight decrease in estimated annual permanent nondeductible excess compensation subject to income tax limitations

A reconciliation of the federal statutory tax rate to the estimated annual effective tax rates as of June 30, 2013 and September 30, 2013, were as follows:

	As of June 30, 2013		As of September 30, 2013

Statutory federal rate	$13,565,095	35.0%	$3,637,766	35.0%
State taxes	224,192	0.6%	154,587	1.5%
Non-deductible permanent items	2,350,731	6.1%	1,841,966	17.7%
Change in valuation allowance	(298,073)	-0.8%	(202,030)	-1.9%
	$15,841,945	40.9%	$5,432,289	52.3%

We did not disclose the decrease in annual forecasted earnings separately, because actual year-to-date earnings are discussed elsewhere in our filing. The decrease in year-to-date earnings compared to projections in prior quarters had a significant impact on expected tax benefit for the period and year-to-date.

4.	We note that you have incurred losses for the quarterly periods ended June 30, 2013 and September 30, 2013. We also note that your revenue for the nine months ended September 30, 2013 decreased by 37% compared to the comparable period in fiscal year 2012. Please tell us how you determined that the tax benefits generated during the nine months ended September 30, 2013 can be realized or recognizable as deferred tax assets at the end of fiscal year 2013. Refer to ASC 740-270-25.

Company Response:

Based on revenue estimates and forecasts we determined that the current year tax benefit will be realized in the fourth quarter of 2013 due to significant contract revenues that management considers to be probable to be recognized in the fourth quarter which will result in the Company reporting net income for the year ending December 31, 2013.

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes

Clayton J. Haynes

Chief Financial Officer and Treasurer

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